Consolidated Financial Statements
For the years ended December 31, 2023 and 2022
(expressed in thousands of United States dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Aris Mining Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Aris Mining Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2010.
Vancouver, Canada
March 6, 2024

Consolidated Statements of Financial Position (Expressed in thousands of US dollars)

	Notes	December 31, 2023	December 31, 2022
			(Recast - Note 13c)
ASSETS
Current
Cash and cash equivalents		$194,622	$299,461
Gold in trust	10b	1,704	907
Trade and other receivables	15b	49,269	48,526
Inventories	6	38,864	26,633
Prepaid expenses and deposits		4,641	2,674
		289,100	378,201
Non-current
Cash in trust		1,612	1,110
Mining interests, plant and equipment	8	943,453	749,146
Investments in associates	7	108,780	113,527
Other financial assets	7c	9,756	—
Other long-term assets	15b	170	136
Total assets		$1,352,871	$1,242,120
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	9	$69,348	$47,282
Income tax payable		6,285	25,765
Note payable	7b	—	51,504
Current portion of long-term debt	10	36,826	15,525
Current portion of warrant liabilities	13c	15,625	—
Current portion of deferred revenue	12	1,163	1,606
Current portion of provisions	11	2,950	1,153
Current portion of lease obligations		2,015	2,415
		134,212	145,250
Non-current
Long-term debt	10	341,005	362,909
Warrant liabilities	13c	10,981	21,794
Deferred revenue	12	147,383	143,052
Provisions	11	30,378	20,963
Deferred income taxes	14	60,364	48,255
Lease obligations		3,080	3,710
Other long-term liabilities	13g	813	292
Total liabilities		728,216	746,225
Equity
Share capital	13a	719,806	715,035
Share purchase warrants	13d	9,708	10,183
Contributed surplus		181,758	180,674
Accumulated other comprehensive loss		(71,179)	(183,140)
Retained earnings (deficit)		(215,438)	(226,857)
Total equity		624,655	495,895
Total liabilities and equity		$1,352,871	$1,242,120

Commitments and contingencies	Note 11d, 15c
Subsequent Events	Note 13c,d,e,f,g
Approved by the Board of Directors and authorized for issue on March 6, 2024:

/s/ Neil Woodyer	Director	/s/ David Garofalo	Director
See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Income (Loss) (Expressed in thousands of US dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2023	2022
			(Recast - Note 13c)

Revenue	16	$447,674	$399,963

Cost of sales	17	(261,766)	(195,823)
Depreciation and depletion		(34,944)	(32,193)
Social contributions		(10,157)	(11,992)

Income (loss) from mining operations		140,807	159,955

Acquisition and restructuring costs	5	—	(26,880)
General and administrative costs		(17,842)	(22,024)
Revaluation of Aris Gold to acquisition price	7a	—	(31,050)
Revaluation of investment in Denarius	7c	(10,559)	—
Income (loss) from investments in associates	7	59	(12,931)
Share-based compensation	13h	(5,111)	(1,415)
Other income (expense)		1,473	(4,164)

Income (loss) from operations		108,827	61,491

Gain (loss) on financial instruments	19	(13,078)	13,369
Finance income		10,783	6,759
Interest and accretion	18	(29,156)	(28,288)
Foreign exchange gain (loss)		(18,550)	4,397

Income (loss) before income tax		58,826	57,728

Income tax (expense) recovery
Current	14	(49,226)	(67,029)
Deferred	14	1,819	4,443

Net income (loss)		$11,419	$(4,858)

Earnings (loss) per share – basic	13i	$0.08	$(0.04)

Weighted average number of outstanding common shares – basic		136,735,317	108,162,090

Earnings (loss) per share - diluted	13i	$0.08	$(0.25)

Weighted average number of outstanding common shares – diluted		137,062,505	116,841,194

See accompanying notes to the Consolidated Financial Statements.
Page | 4

Consolidated Statements of Comprehensive Income (Loss) (Expressed in thousands on US dollars)

		Year ended December 31,
	Notes	2023	2022
			(Recast - Note 13c)

Net income (loss)		$11,419	$(4,858)

Other comprehensive earnings (loss):

Items that will not be reclassified to profit in subsequent periods:
Unrealized loss on investment in Amilot ($nil tax effect)	7	—	(9)
Unrealized gain on Convertible Debentures due to change in credit risk ($nil tax effect)	10c	301	546
Actuarial gain (loss) on health plan obligation ($nil tax effect)	11	(215)	341
Unrealized loss on Gold Notes due to changes in credit risk (net of tax effect) (1)	10b	3,987	(560)

Items that may be reclassified to profit in subsequent periods:
Equity accounted investees – share of other comprehensive income (loss) ($nil tax effect)	7c	600	(4,417)
Realization of OCI and AOCI through profit and loss on acquisition of Aris Gold ($nil tax effect)		—	(7,131)
Reclassification of OCI to net earnings due to Denarius dilution and derecognition ($nil tax effect)		2,417	—
Foreign currency translation adjustment (net of tax effect)		104,871	(49,638)

Other comprehensive income (loss)		111,961	(60,868)

Comprehensive income (loss)		$123,380	$(65,726)
(1)Tax effect for Gold Notes for December 31, 2023 is $1,410 (2022 - $nil).
See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Equity (Expressed in thousands of US dollars, except share and per share amounts)

		Share Capital - Common Shares		Share Purchase Warrants	Contributed surplus	Accumulated OCI	Retained earnings	Total Equity
Year ended December 31, 2022	Notes	Number	Amount
At December 31, 2022		136,057,661	$715,035	$10,183	$180,674	$(183,140)	$(226,857)	$495,895
Exercise of options		528,241	1,679	—	(391)	—	—	1,288
Exercise of warrants	13b,e	983,688	3,092	(475)	—	—	—	2,617
Stock-based compensation	13e,h	—	—	—	1,475	—	—	1,475
Comprehensive earnings		—	—	—	—	111,961	11,419	123,380
At December 31, 2023		137,569,590	$719,806	$9,708	$181,758	$(71,179)	$(215,438)	$624,655

		Share Capital - Common Shares		Share Purchase Warrants	Contributed surplus	Accumulated OCI	Retained earnings	Total equity
Year ended December 31, 2021	Notes	Number	Amount
							(Recast - Note 13c)
At December 31, 2021		98,000,774	$626,042	$10,252	$177,315	$(122,696)	$(212,387)	$478,526
Exercise of options	13b,e	194,999	496	—	(31)	—	—	465
Exercise of warrants	13c,d	287,099	1,273	(69)	—	—	—	1,204
Stock based compensation		—	—	—	1,315	—	—	1,315
Issuance of equity for the acquisition of Aris Gold	5	38,420,690	90,317	—	2,075	—	—	92,392
Realization of AOCI through retained earnings on acquisition of Aris Gold		—	—	—	—	424	(424)	—
Repurchase of shares	13b	(845,901)	(3,093)	—	—	—	—	(3,093)
Dividends declared		—	—	—	—	—	(9,188)	(9,188)
Comprehensive earnings (loss)		—	—	—	—	(60,868)	(4,858)	(65,726)
At December 31, 2022		136,057,661	$715,035	$10,183	$180,674	$(183,140)	$(226,857)	$495,895
See accompanying notes to the Consolidated Financial Statements.
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Consolidated Statements of Cash Flows (Expressed in thousands of US dollars)

		Year ended December 31,
	Notes	2023	2022
			(Recast - Note 13c)
Operating Activities
Net income (loss)		$11,419	$(4,858)
Adjusted for the following items:
Depreciation		36,512	33,530
Income (loss) from investment in associates	7	(59)	12,931
Materials and supplies inventory provision		1,401	—
Share-based compensation	13h	5,111	1,415
Interest and accretion	18	29,156	28,288
Revaluation of investment in Denarius	7c	10,559	—
Loss (gain) on financial instruments	19	13,078	(13,120)
Loss (gain) on gold in trust		(30)	—
Amortization of deferred revenue	12	(3,930)	(828)
Unrealized foreign exchange loss (gain)		15,523	(1,939)
Change in provisions		58	(1,097)
Income tax expense		47,407	62,586
Revaluation of Aris Gold to acquisition price		—	31,050
Loss on derecognition of assets		—	1,311
Payment of PSUs	13g	(47)	—
Settlement of provisions		(780)	—
Increase in cash in trust		(327)	(42)
Changes in non-cash operating working capital items	20	(7,919)	(21,599)
Operating cash flows before taxes		157,132	127,628
Income taxes paid		(52,433)	(50,716)
Net cash provided by operating activities		104,699	76,912
Investing Activities
Additions to mining interests, plant and equipment (net)	8	(113,716)	(115,007)
Acquisition of interest in Soto Norte	7b	(50,000)	—
Contributions to investment in associates	7b,c	(5,105)	(1,266)
Purchase of Denarius shares and subscription receipts	7c	(1,122)	(2,625)
Purchase of Denarius Debenture	7c	(3,603)	—
Increase in cash acquired with Aris Gold Transaction		—	95,126
Purchase of Aris Gold Convertible Debenture		—	(35,000)
Interest received on Aris Gold Convertible Debenture		—	335
Aris Gold note redemption payment		—	688
Capitalized interest paid		(6,732)	(1,409)
Sale of gold bullion		—	4,621
Net cash used in investing activities		(180,278)	(54,537)
Financing Activities
Repayment of Gold Notes	10b	(7,388)	(1,847)
Payment of lease obligations		(2,982)	(3,051)
Interest paid		(25,145)	(21,964)
Proceeds from exercises of stock options and warrants		2,956	988
Increase in gold trust account		(769)	—
Repurchase of shares under NCIB	13b	—	(3,093)
Payment of dividends on common shares	13b	—	(10,351)
Net cash used in financing activities		(33,328)	(39,318)
Impact of foreign exchange rate changes on cash and equivalents		4,068	(7,161)
Increase (decrease) in cash and cash equivalents		(104,839)	(24,104)
Cash and cash equivalents, beginning of period		299,461	323,565
Cash and cash equivalents, end of period		$194,622	$299,461
See accompanying notes to the Consolidated Financial Statements.
Page | 7

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
1.    Nature of Operations
Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. On September 26, 2022, Aris Mining (previously GCM Mining Corp. (“GCM Mining”)) completed the acquisition of Aris Mining Holdings Corp. (“Aris Holdings”) (previously Aris Gold Corporation (“Aris Gold”)) (the “Aris Gold Transaction”) (Note 5). The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “ARIS”. On September 14, 2023, the Company’s common shares also began trading in the United States on the NYSE American LLC (“NYSE American”) under the symbol “ARMN”.
Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia, Guyana and Canada. Aris Mining operates the Segovia Operations and Marmato Mine in Colombia. The Company is also the operator and 20% owner of the Soto Norte Project in Colombia, with an option to increase its ownership to 50%. Aris Mining also owns the advanced stage Toroparu Project in Guyana and the Juby Project in Ontario, Canada.
2.    Basis of Presentation
These consolidated financial statements, as approved by the Company’s Board of Directors on March 6, 2024, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”).
The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future. Certain comparative figures have been reclassified to conform with the current year’s presentation.
3.    Summary of Material Accounting Policies
The Company adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. The amendments require the disclosure of 'material', rather than 'significant', accounting policies. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in note 3 in certain instances.

Consolidation
These financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as of December 31, 2023 are as follows:

Entity	Property/ function	Registered	Functional currency (1)
Aris Mining Corporation	Corporate	Canada	USD
Aris Mining Holdings Corp.	Corporate	Canada	USD
Aris Mining Guyana Holdings	Corporate	Canada	USD
Aris Mining Segovia Holdings, S.A.	Corporate	Panama	USD
Aris Mining (Panama) Marmato Inc.	Corporate	Panama	USD
Aris Mining Segovia	Segovia Operations	Colombia	COP
Aris Mining Marmato	Marmato Mine	Colombia	COP
Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP
Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP
Aris Gold Switzerland AG	Soto Norte Project	Switzerland	USD
ETK Inc.	Toroparu Mine	Guyana	USD
Aris Mining Toroparu Holdings Ltd.	Toroparu Mine	BVI	USD

(1)“USD” = U.S. dollar; “COP” = Colombian peso.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned, where necessary, to ensure consistency with the policies adopted by the Company.
See accompanying notes to the Consolidated Financial Statements.
Page | 8

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
Foreign currency translation

a)Functional and presentation currencies
Items included in the financial statements of each entity consolidated by the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company’s principal subsidiaries are disclosed in the table under “Consolidation” above.
b)Transactions and balances
Foreign currency transactions are translated into the functional currency of the entity using the exchange rates prevailing at the dates of the transactions or revaluation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income and loss in “foreign exchange gain (loss)”.
c)Group companies
The results and financial position of Aris Mining Segovia, Aris Mining Marmato, Minerales Andinos de Occidente, S.A.S, and Minera Croesus S.A.S, which have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
i)assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
ii)income and expenses for each consolidated statement of income (loss) and cash flows for the periods presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);
iii)components of equity are translated at the exchange rates at the dates of the relevant transactions or at average exchange rates where this is a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, and are not re-translated; and
iv)all resulting exchange differences are recognized in other comprehensive income and loss.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the consolidated statement of income (loss) as part of the gain or loss on sale.

Business combinations

The Company uses the acquisition method of accounting for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Pre-existing relationships are accounted for separately from the business combination and the amount related to the settlement of a pre-existing relationship is excluded from the consideration transferred. Any gain or loss arising from the settlement of a pre-existing relationship is recognized immediately in profit or loss. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the acquisition date. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Page | 9

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
The Company determines whether a business is acquired when the integrated set of assets and activities includes at a minimum, an input and a substantive process and whether the acquired set has the ability to contribute to the creation of outputs.

The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. A business consists of inputs and processes applied to those inputs that can contribute to the creation of outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous cross ownership in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of income (loss).

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods during the measurement period which does not exceed one year from the acquisition date.

Inventories
Mineral inventories are valued at the lower of average production cost based on metal content and Net Realizable Value ("NRV"). The cost of mineral inventories includes all costs related to bringing the inventory to its current condition, including mining and processing costs, labour costs, materials and supplies, direct and allocated indirect operating overhead and depreciation expense.

Materials and supplies inventories are valued at the lower of cost and NRV, where cost is calculated on a weighted average basis.
NRV is the estimated selling price less estimated costs to complete and applicable selling expenses.

Financial instruments

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”).

Financial assets are measured at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: 1) the objective of the Company’s business model is to collect the contractual cash flows; and 2) the asset’s contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.
On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in other comprehensive income with no reclassification to profit and loss. The election is made on an investment-by-investment basis.
All financial assets not measured at amortized cost or FVOCI, including derivative financial assets, are measured at FVTPL. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVTPL, directly attributable transaction costs.

Page | 10

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
Financial liabilities are subsequently measured and classified as amortized cost or as FVTPL. Derivative financial liabilities are measured at FVTPL. The Company, at initial recognition, may designate a hybrid financial liability that contains embedded derivative financial instruments, at FVTPL. For such financial liabilities recorded at FVTPL, the change in fair value due to changes in the Company’s credit risk is recorded in other comprehensive income, with the remainder of the change in fair value recorded in profit and loss.

Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVTPL or FVOCI. The carrying amount of financial liabilities after initial recognition depends on whether they are classified as amortized cost or FVTPL. Financial assets and financial liabilities classified as amortized cost are accounted for subsequent to initial recognition using the effective interest method.

Loss allowances for “expected credit losses” are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not on equity investments. A loss event is not required to have occurred before a credit loss is recognized.

The Company has assessed the classification and measurement of its financial assets and financial liabilities as follows:

Classification category

Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Cash in trust, non-current	Amortized cost
Other long term receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Soto Norte deferred consideration	Amortized cost
Tax payable	Amortized cost
DSU liability	FVTPL
PSU liability	FVTPL
Gold Notes	FVTPL
Warrant liabilities	FVTPL
Embedded derivative asset in Senior Notes	FVTPL
Convertible Debentures	FVTPL
Other long-term assets	FVTPL

Fair value hierarchy

The Company classifies financial assets and liabilities that are recognized in the statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

With the availability of quoted prices in an active market, the Listed Warrants and DSU liabilities are classified as Level 1 in the fair value hierarchy. The PSU liabilities, Gold Notes, Convertible Debentures, Embedded Derivative and Unlisted Warrants are classified as
Level 2 in the fair value hierarchy as the fair values have been determined based on inputs, including volatility factors, risk-free rate, stock price and credit spread, which can be substantially observed or corroborated in the marketplace.

Page | 11

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
Investments in Joint Arrangements and Associates
The Company conducts a portion of its business through investments in joint arrangements and associates.

Associates	Location	Ownership Interest	Classification and accounting method	Mining properties

Soto Norte Joint Venture (“Soto Norte“)	Colombia	20%	Associate; equity method	Soto Norte Project
Western Atlas Resources (“Western Atlas“)	Canada	25.4%	Associate; equity method	Meadowbank Project
In a joint arrangement, the parties are bound by contractual arrangements establishing joint control, and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor’s rights and obligations in the arrangement.
In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method.
Under the equity method, the Company’s investment in a joint venture or an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the joint venture or associate, after any adjustments necessary to give effect to conform accounting policies, any other movement in the joint venture or associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of a joint venture or an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The Company’s share of earnings and losses of joint ventures and associates are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture or an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its joint ventures and associates are recognized only to the extent of unrelated investors’ interests in the joint ventures and associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its joint ventures and associates are not eliminated.
If the investment ceases to be an associate or joint venture, the Company shall discontinue the use of the equity method from the date the Company loses significant influence. Any items previously recognized in other comprehensive income are reclassified to profit and loss on discontinuation of the equity method.

As disclosed in Note 7, the Company accounts for its investments in Soto Norte and Western Atlas using the equity method. Financial reporting for Soto Norte and Western Atlas typically occurs after the Company’s financial reporting dates and, as such, the Company uses financial statements of Soto Norte and Western Atlas reported for the quarter ended three months earlier in recording the Company’s share of profit or loss from Soto Norte and Western Atlas.

Adjustments are made for the effects of any significant events that occur between the date of the financial statements of Soto Norte and Western Atlas and the date of the Company’s consolidated financial statements.

Page | 12

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
Mining interests, plant and equipment
a)Exploration and evaluation (“E&E”) assets

The Company’s principal exploration and evaluation mining interests is the Toroparu and Juby Project. Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation expenditures are capitalized. Exploration and evaluation expenditures include costs which are directly attributable to:

•researching and analyzing existing exploration data;
•conducting geological studies, exploratory drilling and sampling;
•examining and testing extraction and treatment methods;
•completing pre-feasibility and feasibility studies; and
•costs incurred in acquiring mineral rights.

Where a project is determined to be technically feasible and commercially viable and a decision has been made to proceed with development with respect to a particular area of interest, the relevant exploration and evaluation asset is first tested for impairment and then the balance is reclassified as a development project in mining interests, plant and equipment.

b)Plant and equipment

Plant and equipment is recorded at cost less accumulated depreciation, amortization and impairment charges, if any. Cost includes expenditures that are directly attributable to the acquisition and are recorded as part of the development and construction of the asset. Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statements of income (loss) during the financial period in which they are incurred.

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each component separately. The residual values and useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each reporting period.

Depletion of capitalized costs related to mineral properties will be charged to cost of sales on a unit-of-production basis based upon proven and probable reserves and estimated mineable mineral resources until the properties are abandoned, sold or considered to be impaired in value. Mineral properties are tested for impairment in accordance with the policy for impairment of non-financial assets as set out below. Land is not depreciated.
Depreciation of plant and equipment and other assets is calculated using the straight-line method to allocate their cost to their residual values over the shorter of the life of mine or their estimated useful lives, as follows:

Machinery and equipment	10 years
Transportation equipment	5 years
Office and other equipment	4 to 10 years
Buildings and improvements	20 years

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Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
Impairment

Non-financial assets

Assets that are subject to depreciation are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (cash-generating units (“CGU”)), which are typically individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.
Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.
When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply.

An impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying amount that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

E&E assets

An impairment review of exploration and evaluation assets is performed, either individually or at the CGU level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. In identifying indicators of impairment, the Company considers the right to explore, intentions for further exploration, and results of the exploration to date.
To the extent that indicators of impairment are identified, an impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset or CGU's carrying amount exceeds its recoverable amount.

Impairment and reversal of impairment of investments in associates
At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its FVLCD and VIU. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. If an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

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Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
Borrowing costs

The Company does not capitalize borrowing costs related to exploration and evaluation assets. All borrowing costs related to exploration and evaluation assets are recognized as interest and accretion in the consolidated statement of income (loss) in the period in which they are incurred.

Once the Company has established that exploration and evaluation assets have reached technical feasibility and commercial viability, they are reclassified to development projects. Borrowing costs incurred that are attributable to qualifying assets under development will be capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use. In the case of mining properties, the mining property is ready for its intended use when it commences commercial production. Capitalization will commence on the date that expenditures for the qualifying asset are incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

For funds obtained from general borrowing, the amount capitalized will be calculated using a weighted average of rates applicable to the borrowings during the period.

For funds borrowed specifically for the purpose of obtaining or developing a qualifying asset, the amount capitalized will represent the actual borrowing costs incurred on the specific borrowings less any investment income earned on the temporary investment of those borrowings. This applies to the financing arrangements with the Marmato Precious Metals Purchase Agreement ("PMPA") and Gold Notes.

Current and deferred income tax

The provision for income tax comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity. In this case the tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the asset and liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates (and laws) that have been enacted or substantively enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Page | 15

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
Deferred revenue
Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”). Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver gold and silver produced at the Marmato and Toroparu Mine. As gold and silver deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold and silver ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.
A financing charge on deferred revenue is recognized when the Company identifies a significant financing component related to its streaming arrangements, resulting from a difference in the timing of the up‐front consideration received and delivery of the gold and silver ounces. The interest rate is determined based on the rate implicit in each streaming arrangement at the date of initial recognition. Financing components that are attributable to qualifying assets under development is capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use, in accordance with the Company’s borrowing costs policy.
The consideration received from payments for deliveries made under streaming arrangements is considered variable, subject to changes in the total estimated gold and silver ounces to be delivered and gold and silver prices. Changes to variable consideration are accounted for as a cumulative catch-up and are recorded in revenue in the consolidated statement of income (loss).
Provision for decommissioning
The provision for decommissioning arises from the development, construction and normal operation of mining property, plant and equipment as mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.
The estimated present value of reclamation liabilities is recorded in the period in which the liabilities are incurred. A corresponding change to the carrying amount of the related asset is recorded and depreciated on a unit-of-production basis. The liability will be increased each period to reflect the interest element and will also be adjusted for changes in the discount rates and in the estimates of the amount, timing and cost of the work to be carried out.
Future remediation costs are determined based on management’s best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected by adjusting the provision for decommissioning and the related asset in the period during which an estimate is revised. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs they will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. The estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and pre-tax interest rates that reflect current market assessment of time value of money. The Company also estimates the timing of the outlays, which is subject to change depending on continued exploration and newly discovered mineral reserves.

Actual costs incurred may differ from those estimated amounts. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Post-retirement benefits – health plan obligations

In connection with the acquisition of the assets of the Segovia Operations, the Company, agreed to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in other comprehensive income. Changes in the present value of the obligation due to amendments or changes to the plan are recorded in profit or loss. Payments made in respect of these benefits are disclosed in operating cash flows.

Page | 16

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
Provisions for other liabilities and charges

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are based on management’s best estimate of the expenditure required to settle the obligation and are generally measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as accretion expense.

Revenue recognition

Revenue from the sale of gold, silver and concentrates is recognized when control has been transferred to the customer, which is considered to occur when products have been delivered to the location specified by the customer and the risks of loss have been passed to the customer. Revenue is measured with reference to market prices, in accordance with the specific contract, between the Company and the customer.

Share-based payments

The Company has equity-settled and cash-settled share-based compensation plans under which it issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

a)Stock option plan

The Company records equity-settled share-based payments under which the entity receives services from employees and consultants as consideration for stock options granted by the Company. For employees and others providing similar services, the total amount to be expensed is based on the fair value of the options granted. The fair value is determined using the Black-Scholes model on grant date. Measurement inputs include share price on measurement date, exercise price, expected volatility, expected life, expected dividends, expected forfeiture rate and the risk-free interest rate.

The compensation expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income (loss) with a corresponding adjustment to equity.

b)Deferred share units (“DSUs”)

DSUs are an equity-based instrument under the Company’s long-term incentive plan (“LTIP”) for its non-executive directors. Each DSU represents the right for a non-executive director to receive a cash payment (subject to withholdings) when they cease to be a director of the Company. The cash payment is equal to the product of (i) the vested number of DSUs held and (ii) the volume-weighted average market price of the Company’s common shares for the five business days preceding such date.

The DSUs represent a financial liability as they can only be settled in cash upon the departure of the directors. As such, the DSUs granted and vested are initially recognized at their fair value as share-based compensation with a corresponding amount recorded in accounts payable and accrued liabilities on the statement of financial position. The DSU liability is subsequently remeasured to its fair value at each period end with the change in fair value during the period recognized as share-based compensation. Unvested DSUs are recognized as share-based compensation over the vesting period using the straight-line method.

c)Preferred share units (“PSUs”)

PSUs are an equity-based instrument under the Company’s LTIP for employees. Each PSU represents the right for an employee to receive a cash payment (subject to withholding) when the PSUs have vested. PSU grants have three-year vesting, with vesting contingent on performance at the end of the three-year performance period. The performance factor will be based on the cumulative three-year Total Shareholder Return (“TSR”) compared to the S&P/TSX Global Gold Index. If performance is between threshold and maximum, vesting will be determined on a straight-line basis between 50% and 200% of target.
Page | 17

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.    Summary of Material Accounting Policies (cont.)
PSUs are cash-settled in accordance with their terms at the prevailing market price (the five-day volume weighted average price) of the shares immediately before the last day of the performance period of the shares. The performance thresholds are as follows:

Performance	Comparative three-year TSR versus S&P/TSX Global Gold Index	Vesting (% of grant)
Below threshold	More than 25% points below index	0%
Threshold	25% points below index	50%
Target	Matches index	100%
Maximum	50% points above index	200%

The PSUs represent a financial liability as they can only be settled in cash once they have vested. As such, the PSU compensation expense is recognized at fair value over the vesting period with a corresponding amount recorded in other liabilities on the statement of financial position. The PSU liability is remeasured to its fair value at each period end with the change in fair value during the period recognized as share-based compensation.

New accounting standards issued but not effective

IAS 1 – Presentation of Financial Statements

The IASB has issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty.

The amendments are effective for annual periods beginning no earlier than January 1, 2024 and are to be applied retrospectively. The extent of the impact of adoption of this standard is currently under evaluation.

4.    Significant Accounting Judgments, Estimates and Assumptions
Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

a)Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of a mineral deposit based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment of whether the mineral deposit can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

Page | 18

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

4.    Significant Accounting Judgments, Estimates and Assumptions (cont.)
b)Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Mineral reserves and resources

The Company’s mineral reserves and resources are estimated based on information compiled by the Company’s qualified persons. Mineral reserves and resources are used in the calculation of amortization and depletion, for the purpose of calculating any impairment charges, and for forecasting the timing of the payment of shutdown, restoration, and clean-up costs.

In assessing the life of a mine for accounting purposes, mineral reserves and resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves and resources, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Mineral reserves and resource estimates may vary as a result of changes in the price of gold, production costs and with additional knowledge of the mineral deposits and mining conditions. Changes in the measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

The mineral properties balance is amortized using the units-of-production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces are based on proven and probable reserves and estimates mineable mineral resource balances. Changes in these estimates will result in changes to the amortization charges over the remaining life of the operation. A change in reserves and resources would change amortization expense, and this could have a material impact on the operating results.

Depreciation

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Indicators of Impairment

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of long-lived assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

If any such indication exists, the Company estimates the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used. The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is estimated that the recoverable amount of an asset is less than its carrying amount, impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. Reversals of impairment are recognized immediately in profit or loss.

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Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

4.    Significant Accounting Judgments, Estimates and Assumptions (cont.)
Impairment
Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.
When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply. Where a discounted cash flow model is not applicable in the valuation of the asset (for exploration projects), the fair value less cost of disposal is estimated using the market multiples approach based on comparable public companies and transactions in similar jurisdictions.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial liabilities

The Gold Notes and warrants are recorded at FVTPL. Fair values of Gold Notes have been determined based on a valuation methodology that captures all the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. Fair values of listed warrants have been determined using quoted market prices in active markets of the underlying securities. Fair values of unlisted warrants have been determined using a liquidity discount from the Black-Scholes value of the listed warrants, which is consistent with the discount that the market has applied for trading prices in comparison to the Black-Scholes valuation of the listed warrants.
Deferred revenue

Judgment was required in determining the accounting for the PMPA between Aris Holdings, Aris Mining, and Wheaton Precious Metals International Ltd. (“WPMI”) which has been reported as deferred revenue.

Streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the Marmato PMPA (Note 12), Aris Holdings is required to satisfy the performance obligations through the delivery of gold and silver, and revenue will be recognised over the duration of the contract as Aris Holdings satisfies its obligation to deliver gold and silver ounces.

Page | 20

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

4.    Significant Accounting Judgments, Estimates and Assumptions (cont.)

The deferred revenue will be recognised as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the mine. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for as a cumulative catch-up in the year that the estimates above change.

Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description

Financing Rate	IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.
Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPMI.
Life of Mine Production	Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.
Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPMI have been estimated based on the prefeasibility study.
IFRS 3 – Business Combination
Judgment was required in determining the acquirer in the acquisition of Aris Gold. Aris Mining has been identified as the acquirer in the acquisition of Aris Gold and the Company has accounted for the Transaction as a business combination. In identifying Aris Mining as the acquirer for accounting purposes, the Company took into consideration the voting rights of all equity instruments, the corporate governance structure of the combined company, the composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, the Company evaluated various metrics, including, but not limited to: market capitalization; assets; cash provided by operating activities; sales; net earnings; and mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that Aris Mining is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Page | 21

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
5.    Aris Gold Transaction
On September 26, 2022, the Company completed the acquisition of all of the issued and outstanding common shares of Aris Gold not already owned by the Company, with the former shareholders of Aris Gold receiving 0.5 of a common share for every one Aris Gold share held (the “Exchange Ratio”). The Company issued 38,420,690 common shares (Note 13b) to the former shareholders of Aris Gold (excluding the Company's holdings). Additionally, the Company adjusted the Aris Gold options, warrants, PSUs and DSUs with equivalent Aris Mining options, warrants, PSUs and DSUs with the number of such securities issuable and exercise prices adjusted by the 0.5 Exchange Ratio.
Aris Gold operated the Marmato Mine and the Soto Norte joint venture where environmental licensing is advancing to develop a new gold mine. Aris Gold also owned the Juby Project, an advanced exploration stage gold project in the Abitibi greenstone belt of Ontario, Canada. Upon completion of the Transaction, Aris Gold became a wholly-owned subsidiary of Aris Mining. The Company began consolidating the operating results, cash flows, and net assets of Aris Gold from September 26, 2022 (“Acquisition Date”). Transaction costs incurred in respect of the acquisition totaling $21.6 million were expensed and have been presented within acquisition and restructuring costs in the consolidated statement of income (loss).
The Acquisition Date fair value of the consideration transferred consisted of the following:

Purchase Price:
Share consideration(1)	$90,317
Option consideration(2)	2,075
Listed and Unlisted Warrant consideration (“Aris Gold Warrants”)(3)(4)	8,813
PSU and DSU consideration(5)	1,106
Fair-value of interest in Aris Gold immediately prior to acquisition
Share in Aris Gold(6)	73,632
Listed and Unlisted Warrants in Aris Gold(9)(10)	3,511
Convertible Debenture(8)	35,000
Aris Gold gold-linked notes(7)	9,147
Total consideration	$223,601
(1)The fair value of 38,420,690 common shares issued to Aris Gold shareholders was determined using the Company’s share price of C$3.19 per share on the Acquisition Date.
(2)The fair value of 3,615,912 replacement options issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$4.36, expected life of 2.3 years, annualized volatility of 44.7%, dividend yield of 3.3%, and discount rate of 3.74%.
(3)The fair value of 58,168,755 replacement Listed Warrants issued was determined using the Company’s traded warrant value of C$0.20 per warrant on the Acquisition Date.
(4)The fair value of 3,300,000 replacement Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$3.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and a liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.
(5)The fair value of 1,412,571 replacement PSUs and 467,352 replacement DSUs issued was determined using the Company’s share price of C$3.19 on the Acquisition Date, adjusted for the 0.5 Exchange Ratio.
(6)The fair value of the Company’s pre-existing investment in Aris Gold common shares was determined using the closing share price of Aris Gold of C$1.64 per share immediately prior to the Acquisition Date.
(7)The fair value of the Aris Gold gold-linked notes was determined using the trading price of the notes on the Acquisition Date.
(8)The fair value of the convertible note was determined to be approximated by the face value at the time of settlement, concurrent with the closing of the Transaction.
(9)The fair value of the forfeited Listed Warrants was determined using the Aris Gold traded warrant value of C$0.20 per warrant on the Acquisition Date.
(10)The fair value of the forfeited Unlisted Warrants issued was determined using the Black-Scholes option pricing method with the following weighted average assumptions: exercise price of C$6.00, expected life of 2.2 years, annualized volatility of 45.4%, dividend yield of 3.3%, discount rate of 3.77% and liquidity discount of 24% determined with reference to the differential between the traded value and Black-Scholes value of comparable instruments.
In accordance with the acquisition method of accounting, the total consideration cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. Except for the Juby Project, the fair values of mineral properties, deferred revenues, and long-term debt have been estimated using discounted cash flow models and the fair values of plant and equipment have been estimated using a replacement cost approach. Expected future cash flows used to determine the fair values of mineral properties and deferred revenue are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on life of mine plans at the Acquisition Date. The Company evaluated the fair value of the Juby Project using the market multiples approach based on comparable public companies that operate in similar jurisdictions. The fair values of mineral properties, deferred revenue and long-term debt are measured at Level 3 of the fair value hierarchy.
Page | 22

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
5.    Aris Gold Transaction (cont.)

Purchase price:
Cash and cash equivalents	$95,126
Cash in trust	400
Accounts receivable, prepaid expenses and other	10,356
Inventories	4,845
Mining interests, plant and equipment	255,857
Investment in Associate	101,685
Accounts payable and accrued liabilities	(15,502)
Long-term debt	(68,592)
Reclamation liability	(1,287)
Deferred revenue	(59,596)
Deferred consideration	(49,477)
Deferred tax liability	(49,840)
Other liabilities	(374)
Fair value of net assets acquired	$223,601

Consolidated revenue from the Acquisition Date to December 31, 2022 includes revenue from the Aris Gold Transaction of $8.3 million. Consolidated net income for the year ended December 31, 2022 includes net loss from Aris Gold of $8.7 million. Had the Aris Gold Transaction occurred on January 1, 2022, pro-forma unaudited consolidated revenue and net income before tax for the year ended December 31, 2022 would have been approximately $344.3 million and $48.6 million, respectively.

6.    Inventories

	December 31, 2023	December 31, 2022
Finished goods	$7,907	$5,647
Metal in circuit	783	167
Ore stockpiles	794	2,642
Materials and supplies	29,380	18,177
As at December 31, 2023	$38,864	$26,633
During the year ended December 31, 2023, the total cost of inventories recognized in the consolidated statement of income (loss) amounted to $261.8 million (2022 - $195.8 million).
As at December 31, 2023, materials and supplies are recorded net of an obsolescence provision of $2.7 million (2022 - $2.0 million).
Cost of sales includes an NRV adjustment for finished goods at the Marmato mine for $0.7 million (2022 - $nil).
7.     Investments in Associates

	Percentage of ownership	Common shares	December 31, 2023	December 31, 2022
Soto Norte (b)	20.0%	1,825,721	$108,527	$100,772
Denarius (c)	—%	—	—	12,369
Western Atlas (d)	25.4%	29,910,588	253	381
Amilot Capital Inc.	—%	—	—	5
Total			$108,780	$113,527
Page | 23

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

7.     Investments in Associates (cont.)
The income (loss) from investments in associates during the years ended December 31, 2023 and 2022 comprises:

	Year ended December 31,
	2023	2022
Aris Gold (a)	$—	$(6,093)
Soto Norte (b)	2,650	(2,180)
Denarius (c)	(2,463)	(4,443)
Western Atlas (d)	(128)	(215)
Total	$59	$(12,931)
a)Aris Gold
i.Transactions with Aris Gold
On September 26, 2022, the Company completed the Aris Gold Transaction whereby the Company acquired the 55.7% of the issued and outstanding shares of Aris Gold which it did not already own. Upon completion of the Aris Gold Transaction, Aris Gold became a wholly-owned subsidiary of Aris Mining. As a result of the Aris Gold Transaction, a loss on revaluation of the carrying value of the investment in Aris Gold has been recognized in the consolidated statement of income (loss) during the year ended December 31, 2022 of $31.1 million, representing the difference between the carrying value and the fair value of the equity investment of Aris Gold at the valuation date of September 26, 2022. Refer to Note 5 for details.
ii.Common shares and financial instruments

	Common shares	Listed Warrants	Unlisted Warrants	Gold Notes	Convertible Debenture	Total
As of December 31, 2021	$120,362	$5,838	$1,874	$9,793	—	$137,867
Additions	—	—	—	—	35,000	35,000
Change in FVTPL (Note 19)	—	(3,124)	(1,078)	(115)	—	(4,317)
Principal redeemed	—	—	—	(531)	—	(531)
Income (loss) from equity accounting	(6,093)	—	—	—	—	(6,093)
Equity share of OCI	(9,587)	—	—	—	—	(9,587)
Revaluation of Aris Gold to acquisition price	(31,050)	—	—	—	—	(31,050)
Derecognition of investment included as part of consideration in the Aris Gold Transaction (Note 5)	(73,632)	(2,714)	(796)	(9,147)	(35,000)	(121,289)
As at December 31, 2022 & 2023	$—	$—	$—	$—	$—	$—

b)Soto Norte
Included within the assets acquired as part of the Aris Gold Transaction, the Company has a 20% interest in the Soto Norte gold project. The Company is the operator of the joint venture company, and the joint venture partners will share project costs on a pro-rata ownership basis (“Soto Norte Project”).

Prior to the Aris Gold Transaction, Aris Gold acquired a 20% interest in the Soto Norte Project for $100 million from MDC Industry Holding Company LLC (“Mubadala”), with the cash payments in two tranches of $50 million. The first $50 million tranche was paid prior to the Aris Gold Transaction, and the second tranche was paid on March 21, 2023. The deferred payment was measured at its fair value of $49.5 million as part of the Aris Gold Transaction and is subsequently measured at amortized cost.
The Company has the option to acquire an additional 30% interest in the Soto Norte Project for a cash payment of $300 million (“the Option”). The Option may be exercised at any time prior to the earlier of a) 10 weeks following receipt of the Environment and Social Impact Assessment (“ESIA”) approval for development of the Soto Norte Project or b) 42 months after closing (September 2025) (“Option Expiry Date”). In the event the Company does not exercise the Option prior to the Option Expiry Date, Mubadala may repurchase the Company’s 20% interest in the Soto Norte Project at a price equal to the aggregate amount invested by the Company up to that point. The Option is considered to be a financial asset, which has been valued at $nil as of December 31, 2023.
Page | 24

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

7.    Investments in Associates (cont.)
The Soto Norte Project has been accounted for as an investment in associate under the equity method, as the Company has determined that it has significant influence over the Soto Norte Project. The fair value of the investment at the Acquisition Date has been determined with reference to the recent transaction between Aris Gold and Mubadala as a market based fair value of the 20% interest.
The following table summarizes the change in the carrying amount of the Company’s investment in Soto Norte:

Amount
Investment in associate as of December 31, 2021	$—
Acquisition of initial 20% interest in Soto Norte	101,685
Company’s share of the loss from the associate	(2,180)
Cash contributions to Soto Norte	1,267
Investment in associate as of December 31, 2022	100,772
Company’s share of the loss from the associate	2,650
Cash contributions to Soto Norte	5,105
Investment in associate as of December 31, 2023	$108,527

The Company recognized a note payable related to the deferred $50 million tranche payment due to Mubadala. The note incurred interest at 7.5% and was amortized using the effective interest method, resulting in an effective interest rate of 11.87%. The note was repaid on March 21, 2023.

Amount
Acquisition of Note Payable	$49,477
Interest expense	2,027
As at December 31, 2022	$51,504
Interest expense	2,246
Repayment	(50,000)
Interest paid	(3,750)
As at December 31, 2023	$—
Summarized financial information for the Soto Norte Project, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

	December 31, 2023	December 31, 2022
Revenues	$—	$—
Operating expenses	(9,308)	(4,440)
Depreciation and depletion	(865)	(278)
Loss before finance expenses and income tax	(10,173)	(4,718)
Finance expense	(5,341)	(324)
Income tax recovery	28,765	(5,856)
Net Income and comprehensive income of associate	13,251	(10,898)
Company’s equity share of the net comprehensive income of associate – 20%	$2,650	$(2,180)

Page | 25

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

7.    Investments in Associates (cont.)
The assets and liabilities of the Soto Norte Project at 100% are as follows:

	December 31, 2023	December 31, 2022
Current assets	$3,922	$2,658
Non-current assets	678,206	670,455
Total	682,128	673,113
Current liabilities	1,851	$1,337
Non-current liabilities	137,641	167,915
Total	139,492	169,252
Net assets	$542,636	$503,861
Company’s share of the net assets of Soto Norte – 20%	$108,527	$100,772

c)Denarius
During the year ended December 31, 2023, Denarius Metals Corp. (“Denarius”) completed the following equity offerings:
•a rights offering whereby the Company participated for less than its pro rata ownership interest and acquired 3,750,000 common shares in Denarius for cash consideration of $1.1 million, decreasing its equity interest in Denarius to approximately 24.9%; and
•a private placement in which the Company did not participate in, decreasing its equity investment in Denarius to approximately 17.2% as at December 31, 2023 (2022 – 31.8%).
As a result of the reduced ownership percentage subsequent to the private placement, the Company concluded that it no longer had significant influence in the investee, and therefore, discontinued accounting for the investment using the equity method from April 4, 2023, being the date of the completion of the private placement and began carrying the investment at fair value through profit or loss. The Company recorded a loss on discontinuation of the equity method of $10.0 million and reclassified the fair value of the Denarius investment of $3.5 million to other financial assets. The loss was calculated as the difference between the fair value of Aris Mining’s retained interest and the carrying amount of the investment in Denarius at the date the equity method was discontinued, including a $1.9 million loss previously recognized in other comprehensive income that was reclassified to profit and loss on discontinuation of the equity method.
The following table summarizes the change in the carrying amount of the Company’s investment in Denarius:

	Common shares	Warrants	Total
As of December 31, 2021	$15,740	$5,627	$21,367
Additions	2,625	—	2,625
Change in FVTPL	—	(5,050)	(5,050)
Company’s share of the loss from the associate	(4,443)	—	(4,443)
Equity share of other comprehensive loss	(1,962)	—	(1,962)
Exchange difference	-	(168)	(168)
As of December 31, 2022	$11,960	$409	$12,369
Additions	1,122	—	1,122
Company’s share of the loss from the associate	(783)	—	(783)
Equity share of other comprehensive loss	600	—	600
Loss on dilution	(1,680)	—	(1,680)
Loss on derecognition	(8,142)	—	(8,142)
Reclassification of investment	(3,077)	(409)	(3,486)
Investment in Denarius at of December 31, 2023	$—	$—	$—

Page | 26

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

7.    Investments in Associates (cont.)
During the year-ended December 31, 2023, the Company also subscribed for C$5.0 million of Denarius Convertible Debentures ("Denarius Debenture"). The Denarius Debenture is due, in cash, on October 19, 2028 and may be converted at the Company’s sole discretion into common shares of Denarius at a conversion price of C$0.45 per share. The Denarius Debenture will pay interest monthly at a rate of 12.0% per annum and also pay quarterly in cash an amount equal to the Gold Premium (as defined below) multiplied by the principal amount of the Denarius Debenture. The Gold Premium is calculated as the percentage equal to (i) 25% of the amount, if any, by which the London P.M. Fix exceeds $1,800 per ounce, divided by (ii) $1,800. The Company concluded that these debentures are not considered exercisable or convertible as at year-end and therefore, are excluded in assessing significant influence.
The Company’s investment in Denarius is carried at $9.8 million at December 31, 2023. During the year ended December 31, 2023, the Company recognized a gain of $2.7 million in gain (loss) on financial instruments related to the change in fair value of the investment in the period (December 31, 2022 - $nil).

	Common shares	Warrants	Convertible Debenture	Total
Reclassification of investment	$3,077	$409	$—	$3,486
Purchase of Denarius Debenture	—	—	3,603	3,603
Change in fair value	919	(160)	1,908	2,667
Other financial asset as at December 31, 2023	$3,996	$249	$5,511	$9,756
During the year ended December 31, 2022, the Company acquired 10,130,000 common shares in Denarius for cash consideration of approximately $2.6 million, increasing its equity interest in Denarius to approximately 31.8%.
d)Western Atlas
As at December 31, 2023, the Company holds a 25.4% equity interest in Western Atlas (December 31, 2022 – 25.4%).
The following table summarizes the change in the carrying amount of the Company’s investment in Western Atlas:

	Common shares	Warrants	Total
As of December 31, 2021	$596	$14	$610
Company’s share of the loss from the associate	(215)	—	(215)
Change in FVTPL	—	(14)	(14)
As of December 31, 2022	$381	$—	$381
Company’s share of the loss from the associate	(128)	—	(128)
Investment in Western Atlas as of December 31, 2023	$253	$—	$253

The Company owned 7,955,294 share purchase warrants exercisable at C$0.20 per share that were not exercised and expired in October 2022.

Page | 27

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

8.    Mining Interest, Plant, & Equipment

		Mineral Properties
		Depletable	Non-Depletable
	Plant and equipment	Operations	Development projects	Exploration projects	Total
Cost
Balance at December 31, 2022	$182,566	$292,386	$153,540	$503,759	$1,132,251
Additions	33,455	36,190	30,412	14,969	115,026
Disposals	(1,937)	—	—	—	(1,937)
Transfers	105	(105)	—	—	—
Change in decommissioning liability	—	3,182	—	—	3,182
Capitalized interest	—	—	14,550	—	14,550
Exchange difference	39,672	95,529	18,221	2,472	155,894
Balance at December 31, 2023	$253,861	$427,182	$216,723	$521,200	$1,418,966
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2022	$(60,844)	$(142,785)	—	$(179,476)	$(383,105)
Depreciation	(13,478)	(23,034)	—	—	(36,512)
Disposals	668	—	—	—	668
Exchange difference	(18,200)	(38,364)	—	—	(56,564)
Balance at December 31, 2023	$(91,854)	$(204,183)	—	$(179,476)	$(475,513)

Net book value at December 31, 2022	$121,722	$149,601	$153,540	$324,283	$749,146
Net book value at December 31, 2023	$162,007	$222,999	$216,723	$341,724	$943,453

		Mineral Properties
		Depletable	Non-Depletable
	Plant and equipment	Operations	Development projects	Exploration projects	Total
Cost
Balance at December 31, 2021	$140,367	$249,320	—	$454,321	$844,008
Additions	53,248	33,315	4,641	27,641	118,845
Acquisition of Aris Gold (Note 5)	17,871	64,258	149,936	23,792	255,857
Disposals	(3,500)	—	—	—	(3,500)
Transfers	—	862	—	(862)	—
Change in decommissioning liability	—	645	—	—	645
Capitalized interest	—	47	3,862	—	3,909
Exchange difference	(25,420)	(56,061)	(4,899)	(1,133)	(87,513)
Balance at December 31, 2022	$182,566	$292,386	$153,540	$503,759	$1,132,251
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2021	$(59,599)	$(149,155)	—	$(179,476)	$(388,230)
Depreciation	(13,449)	(20,642)	—	—	(34,091)
Disposals	1,273	—	—	—	1,273
Derecognition of assets	(1,311)	—	—	—	(1,311)
Exchange difference	12,242	27,012	—	—	39,254
Balance at December 31, 2022	$(60,844)	$(142,785)	—	$(179,476)	$(383,105)

Net book value at December 31, 2021	$80,768	$100,165	$—	$274,845	$455,778
Net book value at December 31, 2022	$121,722	$149,601	$153,540	$324,283	$749,146

Page | 28

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
8.    Mining Interest, Plant, & Equipment (cont.)
The capitalized interest is broken down as follows:

	December 31, 2023	December 31, 2022
Capitalized Interest - Gold Notes (Note 10b)	$7,484	$1,991
Capitalized Interest - Deferred Revenue (Note 12)	7,818	1,871
Capitalized Interest - Income	(752)	47
Total	$14,550	$3,909

Plant and equipment as of December 31, 2023 include ROU assets with a net book value of $4.3 million (December 31, 2022 - $5.4 million).

9.    Accounts Payable and Accrued Liabilities

	December 31, 2023	December 31, 2022
Trade payables related to operating, general and administrative expenses	$53,913	$35,740
Trade payables related to capital expenditures	1,591	2,160
Other provisions	9,312	6,475
Acquisitions of mining interests	623	1,609
DSU and PSU Liability (Note 13g,f)	3,894	826
Other taxes payable	15	472
Total	$69,348	$47,282
10.     Long-term Debt

	December 31, 2023	December 31, 2022
Senior Notes (a)	$300,608	$298,107
Gold Notes (b)	63,310	67,145
Convertible Debentures (c)	13,913	13,182
Total	377,831	378,434
Less: current portion	(36,826)	(15,525)
Non-current portion	$341,005	$362,909
a)Senior Unsecured Notes due 2026 (“Senior Notes”)
On August 9, 2021, the Company issued $300 million face value of Senior Notes for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual installments on February 9 and August 9 of each year.

Page | 29

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

10.    Long-term Debt (cont.)

Amount
Carrying value of the debt as at December 31, 2021	$295,796
Interest expense accrued	20,625
Interest expense paid	(20,625)
Accretion of discount	2,311
Carrying value of the debt as at December 31, 2022	$298,107
Interest expense accrued	20,625
Interest expense paid	(20,625)
Accretion of discount (Note 18)	2,501
As at December 31, 2023	300,608
Less: current portion, represented by accrued interest	(8,135)
Non-current portion as at December 31, 2023	$292,473
The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes.
Prior to August 9, 2023, the Company had the option to redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium as discussed below, plus accrued and unpaid interest.
In addition, prior to August 9, 2023, the Company had the option to redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.9% of the aggregate principal amount thereof, plus accrued and unpaid interest.
On and after August 9, 2023, the Company may redeem the Senior Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.4%; 2024 – 101.7%; 2025 and thereafter – 100.0%.
The discount and transaction costs incurred on issuance of the Senior Notes totaling $14.0 million have been offset against the carrying amount of the Senior Notes and are being amortized to net income using the effective interest method, resulting in an effective interest rate of 7.9%, including the 6.9% coupon.
b)Gold Notes
As part of the Aris Gold Transaction, the Gold Notes that were issued by Aris Gold were acquired by Aris Mining. The total number of notes outstanding held by third parties at the Acquisition Date is 67,926,572. The Company recorded a liability for the fair value of the Gold Notes using valuation pricing models at Acquisition Date.
The fair value of the Gold Notes was calculated using valuation pricing models at the date of the Aris Gold Transaction. Significant inputs used in the valuation model include a credit spread, risk free rates, gold prices, implied volatility of gold prices and recent trading history.

Page | 30

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

10.    Long-term Debt (cont.)

	Number of Gold Notes	Amount
Acquisition of Aris Gold’s gold-linked note liability	67,926,572	$68,592
Repayments	(1,920,226)	(1,847)
Change in fair value through profit and loss (Note 19)	—	(910)
Change in fair value through other comprehensive income due to changes in credit risk	—	1,310
Fair value allocated to Gold Notes as at December 31, 2022	66,006,346	67,145
Repayments	(7,388,882)	(7,388)
Change in fair value through profit and loss (Note 19)	—	8,950
Change in fair value through other comprehensive income due to changes in credit risk	—	(5,397)
As at December 31, 2023	58,617,464	63,310
Less: current portion	(14,777,512)	(14,778)
Non-current portion as at December 31, 2023	43,839,952	$48,532

The key terms of the Gold Notes include:
•The Gold Notes are denominated in units of $1.00.
•The Gold Notes are non-callable, are secured over all assets of Aris Holdings, will be repaid over a seven-year term, and mature on August 26, 2027.
•The Gold Notes represent senior secured obligations of Aris Holdings, ranking pari passu with all present and future senior indebtedness, including the Wheaton stream financing (Note 12), and senior to all present and future subordinated indebtedness of Aris Holdings.
•The Gold Notes bear cash interest at a rate of 7.5% per annum, payable monthly.
•An amount of physical gold will be set aside monthly by Aris Holdings in an escrow account (the “Gold Escrow Account”) to be used to fund the principal payments (the “Amortizing Payments”). Amortizing Payments are based on a prescribed number of ounces of gold and a $1,400 per ounce floor price.
•To fund the quarterly Amortizing Payments, within five business days after the 15th day of each of February, May, August and November (the “Measurement Dates”), the gold accumulated in the Gold Escrow Account will be sold and the proceeds will be paid to holders on the following basis:
•If the afternoon per ounce London Bullion Market Association Gold Price (the “London PM Fix”) on the Measurement Dates is above the $1,400 per ounce floor price, Aris Holdings will make a total cash payment to the holders of the Gold Notes equal to that number of gold ounces sold multiplied by the London PM Fix.
•The Gold Premium will be the portion of the gold sale proceeds attributed to the excess of the London PM Fix over the $1,400 per ounce floor price and will not reduce the principal amount of the Gold Notes outstanding.
•If the London PM Fix is at or below the $1,400 per ounce floor price, Aris Holdings will make a cash payment to the holders of the Gold Notes equal to the applicable Amortizing Payment. Any shortfall in the proceeds from the sale of the gold ounces below $1,400 per ounce will be paid by Aris Holdings.
•Aris Holdings will use commercially reasonable efforts to hedge the $1,400 per ounce floor price for the Amortizing Payments on a rolling four-quarters basis.
•The Gold Notes trade on the Cboe Canada Exchange under the symbol “AMNG.NT.U”

Page | 31

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

10.    Long-term Debt (cont.)
Scheduled Amortizing Payments of the Gold Notes at $1,400 per ounce are as follows:

	2024	2025	2026	2027	Total
Gold ounces	10,555	11,523	11,611	8,180	41,869
Principal repayments	$14,777	$16,132	$16,255	$11,453	$58,617

	2023	2022
Repayments	$7,388	$1,920
Gold premiums	2,788	490
Interest payment	4,696	1,262
As at December 31, 2023, there were 880 ounces (December 31, 2022 - 500 ounces) of gold held in gold in trust with a carrying value of $1.7 million (December 31, 2022 - $0.9 million).
c)Convertible Debentures

	Number of Debentures	Amount
As at December 31, 2021	18,000	$19,466
Change in fair value through profit and loss (Note 19)	—	(4,552)
Change in FVOCI due to changes in credit risk	—	(546)
Exchange difference	—	(1,186)
As at December 31, 2022	18,000	$13,182
Change in fair value through profit and loss (Note 19)	—	1,032
Change in FVOCI due to changes in credit risk	—	(301)
Current portion as at December 31, 2023	18,000	$13,913
As at December 31, 2023, a total of C$18.0 million in aggregate principal amount ($13.6 million) of convertible unsecured subordinated debentures (“Convertible Debentures”) are issued and outstanding. The Convertible Debentures mature on April 5, 2024, have a conversion price of C$4.75 and bear interest at a rate of 8.00% per annum, payable monthly in cash in arrears.
The Convertible Debentures are a financial liability and have been designated at FVTPL. At December 31, 2023, the fair value of the Convertible Debentures has been determined using the binomial pricing model and Level 2 fair value inputs that capture all the features of the Convertible Debentures, share price volatility of 42.28% (2022 – 48.06%), risk free interest rate of 5.10% (2022 – 4.84%), dividend yield of 0% (2022 – 0%), and credit spread of 12.19% (2022 – 12.89%).

Page | 32

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

11.    Provision
A summary of changes to the provision is as follows:

	Reclamation and rehabilitation	Environmental fees	Health plan obligations	Total
As at December 31, 2022	$9,540	$4,299	$8,277	$22,116
Recognized in period	—	57	—	57
Change in assumptions	3,182	—	215	3,397
Settlement of provisions	(83)	(79)	(618)	(780)
Accretion expense (Note 18)	715	86	1,546	2,347
Exchange difference	2,630	1,117	2,444	6,191
As at December 31, 2023	$15,984	$5,480	$11,864	$33,328
Less: current portion	(2,194)	(65)	(691)	(2,950)
Non-current portion	$13,790	$5,415	$11,173	$30,378

As at December 31, 2021	$8,424	$5,732	$10,161	$24,317
ARO acquired with Aris Gold Transaction (Note 5)	1,287	—	—	1,287
Recognized in period	—	(739)	—	(739)
Change in assumptions	645	249	(341)	553
Remediation payment	(20)	(45)	(562)	(627)
Accretion expense (Note 18)	452	81	800	1,333
Exchange difference	(1,248)	(979)	(1,781)	(4,008)
As at December 31, 2022	$9,540	$4,299	$8,277	$22,116
Less: current portion	(556)	(73)	(524)	(1,153)
Non-current portion	$8,984	$4,226	$7,753	$20,963
a)Reclamation and rehabilitation provision
As of December 31, 2023, the Company estimated the inflated undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Marmato mine to be COP 46.2 billion (December 31, 2022 – COP $39.2 billion), equivalent to $12.1 million at the December 31, 2023 exchange rate (December 31, 2022 - $8.2 million).
As of December 31, 2023, the Company estimated the inflated undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Segovia Operations to be COP 81.8 billion (December 31, 2022 – COP 64.8 billion), equivalent to $21.4 million at the December 31, 2023 exchange rate (December 31, 2022 - $13.5 million).
The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate
Marmato Mine	2024-2042	2.98%	10.09%
Segovia Operations	2024-2030	2.72%	9.70%

Page | 33

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

11.    Provisions (cont.)
b)Environmental fees
The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins. The local environmental authority in Segovia has issued two resolutions assessing fees totaling COP 34.6 billion ($9.1 million), which the Company is disputing. The Company has a provision in the amount of COP 20.9 billion ($5.5 million) related to the present value of its best estimate of the potential liability for these fees (December 31, 2022 – COP 20.7 billion equivalent to approximately $4.3 million).
c)Health plan obligations
The health plan obligation of COP 45.3 billion (approximately $11.9 million) is based on an actuarial report prepared as at December 31, 2023 with an inflation rate of 6.6% and a discount rate of 10.9%. The Company is currently paying approximately COP 0.2 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At December 31, 2023, non-current cash in trust includes approximately $0.9 million deposited in a restricted cash account as security against this obligation (December 31, 2022 - $0.6 million).
d)Claims
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines it is not probable that the taxation authority will accept its filing position. No such provisions have been recorded by the Company.

12.    Deferred Revenue

	December 31, 2023	December 31, 2022
Marmato (a)	$64,546	$60,658
Toroparu (b)	84,000	84,000
Total	$148,546	$144,658
Less: current portion	(1,163)	(1,606)
Non-current portion	$147,383	$143,052
a)Marmato
As part of the Aris Gold Transaction, the Company acquired the deferred revenue associated with Aris Gold’s Precious Metals Purchase Agreement (the “Marmato PMPA”) with WPMI. Under the arrangement, WPMI will provide aggregate funding amount to $175 million, of which $53 million had been received at the Acquisition Date, with the balance ($122 million) receivable during the construction and development of the Marmato Lower Mine.
Pursuant to the terms of the Marmato PMPA, WPMI will purchase 10.5% of gold produced from the Marmato Mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato Mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver prices thereafter.

Page | 34

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12.    Deferred Revenue (cont.)
The Company and its subsidiaries have provided security in favour of WPMI in respect of their obligations under the Marmato PMPA, including a first ranking general security agreement over substantially all properties and assets of Aris Mining Holdings and its subsidiaries, security over the mining rights comprising the Marmato Mine, and a first ranking share pledge over the shares of each of the subsidiaries of Aris Mining Holdings.
The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recognizes amounts in revenue as gold and silver are delivered under the Marmato PMPA.
Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Accretion is capitalized to the Marmato Lower Mine (Note 8). The following are the key inputs for the Marmato PMPA contract as of December 31, 2023:

Key inputs in the estimate	December 31, 2023	December 31, 2022
Estimated financing rate	12.50%	12.50%
Gold price	$1,724 - $1,939	$1,700 - $1,750
Silver price	$22.71 - $24.33	$20.51 - $22.50
Construction milestone timelines	2024 - 2025	2023 - 2024

Total
As at December 31, 2021	$—
Acquisition of Aris Gold’s deferred revenue liability	59,596
Recognition of revenue on ounces delivered	(828)
Accretion (Note 8)	1,890
As at December 31, 2022	$60,658
Recognition of revenue on ounces delivered	(3,878)
Cumulative catch-up adjustment	(52)
Accretion (Note 8)	7,818
As at December 31, 2023	$64,546
Less: current portion	(1,163)
Non-current portion as at December 31, 2023	$63,383
b)Toroparu
The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. Under the terms of the Toroparu PMPA, WPMI will purchase 10% of the gold and 50% of the silver production in exchange for up-front cash deposits totalling $153.5 million.
As of December 31, 2023, the Company has received an initial deposit of $15.5 million, as per the terms of the Toroparu PMPA the receipt of the remaining $138.0 million is subject to WPMI’s election to proceed and is expected to be received in installments during construction of the Toroparu Project once all necessary mining licenses have been obtained and conditions pertaining to final feasibility, the availability of project capital finance, the granting of security to WPMI and other customary conditions are satisfied.
WPMI may elect (a) not to pay the balance of the deposit and to reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil, or (b) not to proceed with the streaming transaction and to convert the portion of the deposit already paid less $2.0 million into debt of the Company that will become due and payable in whole or in part upon the occurrence of certain events including, but not limited to, a “change of control” of the Company or the Company obtaining certain levels of debt or equity financing. If WPMI elects to reduce the streams, the Company may return the amount of the deposit already advanced less $2.0 million to WPMI and terminate the agreement. In the event the Company does not deliver sufficient gold and silver to repay the total balance of the deposit, the Company will be required to pay any remaining balance in cash.

Page | 35

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

12.    Deferred Revenue (cont.)
In addition to the up-front cash deposits mentioned above, WPMI will make ongoing payments to the Company once Toroparu is in operation as follows:

•Gold - the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
•Silver - the lesser of the market price and $3.90 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.
13.     Share Capital
a)Authorized
Unlimited number of common shares with no par value.
b)Issued and fully paid
As at December 31, 2023, the Company had 137,569,590 common shares issued and outstanding (December 31, 2022 – 136,057,661 common shares). During the year ended December 31, 2023, the Company issued a total of 528,241 common shares for the exercise of stock options and 983,688 common shares for the exercise of warrants.
On September 26, 2022 the Company completed the acquisition of Aris Gold (Note 5) through the issuance of 38,420,690 common shares to the former shareholders of Aris Gold. During the year ended December 31, 2022, the Company issued a total of 194,999 common shares for the exercise of stock options and 287,099 common shares for the exercise of warrants.
Normal Course Issuer Bid (“NCIB”)
During the year ended December 31, 2022, the Company purchased a total of 845,901 common shares (2021 - 1,274,701 common shares) for cancellation at an average price of C$5.01 (2021 - C$5.44), representing a total cost of approximately $3.1 million (2021 - $5.5 million).
Dividends

Declaration date	Payment date	Per share in C$	Amount paid in C$	Amount paid in USD$
December 15, 2021	January 17, 2022	$0.015	$1,470	$1,163
January 17, 2022	February 15, 2022	$0.015	1,467	1,154
February 15, 2022	March 15, 2022	$0.015	1,466	1,157
March 15, 2022	April 15, 2022	$0.015	1,469	1,174
April 18, 2022	May 16, 2022	$0.015	1,471	1,145
May 16, 2022	June 15, 2022	$0.015	1,468	1,160
June 16, 2022	July 15, 2022	$0.015	1,464	1,138
July 18, 2022	August 15, 2022	$0.015	1,465	1,145
August 17, 2022	September 15, 2022	$0.015	1,465	1,115
Total			$13,205	$10,351

Page | 36

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
c)Share Purchase Warrants – liability classified
The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the year ended December 31, 2023:

	Units	Amount
		(Recast - Note 13c)
2019 PP Unlisted Warrants – exercise price C$5.40, exercisable until Nov 5, 2023
Balance at December 31, 2021	3,260,870	$3,695
Fair value adjustment (Note 19)	—	(3,336)
Balance at December 31, 2022	3,260,870	$359
Expired (Note 19)	(3,260,870)	(359)
Balance at December 31, 2023	—	—
2020 PP Unlisted Warrants – exercise price of C$6.50, exercisable until Feb 6, 2023(2)
As at December 31, 2021	7,142,857	$3,060
Fair value adjustment (Note 19)	—	(3,053)
Balance at December 31, 2022	7,142,857	$7
Expired (Note 19)	(7,142,857)	(7)
Balance at December 31, 2023	—	—
Listed Warrants(1) – exercise price C$2.21, exercisable until Apr 30, 2024
As at December 31, 2021	10,304,455	$25,440
Exercised	(240,200)	(612)
Fair value adjustment (Note 19)	—	(15,161)
Balance at December 31, 2022	10,064,255	$9,667
Exercised	(763,103)	(924)
Fair value adjustment (Note 19)	—	6,329
Balance at December 31, 2023	9,301,152	$15,072
Aris Unlisted Warrants(2) – exercise price C$6.00, exercisable until Dec 19, 2024
Balance at December 31, 2021	—	—
Replacement Warrants for Aris Gold Transaction (Note 5)	1,650,000	238
Fair value adjustment (Note 19)	—	350
Balance at December 31, 2022	1,650,000	$588
Fair value adjustment (Note 19)	—	(35)
Balance at December 31, 2023	1,650,000	$553
Aris Listed Warrants(2) – exercise price C$5.50, exercisable until Jul 29, 2025
Balance at December 31, 2021	—	—
Replacement Warrants for Aris Gold Transaction (Note 5)	29,084,377	8,573
Fair value adjustment (Note 19)	—	2,600
Balance at December 31, 2022	29,084,377	$11,173
Exercised	(25,000)	(21)
Fair value adjustment (Note 19)	—	(171)
Balance at December 31, 2023	29,059,377	$10,981

Balance at December 31, 2022 - total warrant liabilities		$21,794
Balance at December 31, 2023 - total warrant liabilities		$26,606
Less: current portion		(15,625)
Non-current portion as at December 31, 2023		$10,981
(1)Subsequent to December 31, 2023, 301,772 warrants were exercised.
(2)Number of replacement warrants and exercise price have been adjusted by the share Exchange Ratio of 0.5.
Page | 37

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
During the year ended December 31, 2023, the Company identified a non-material error in the fair value of the listed warrant liability previously reported as at December 31, 2022. As a result, the statement of financial position as at December 31, 2022 has been recast, with warrant liabilities increasing by $5.5 million, with an offset to deficit, and the statement of income (loss) for the year ended December 31, 2022 has been recast, with gain on financial instruments decreasing by $5.5 million. The net impact of the recast was to reduce net income previously reported of $0.6 million ($0.01 basic and ($0.22) diluted earnings (loss) per share) to a net loss of $4.9 million (($0.04) basic and ($0.25) diluted loss per share) for the year ended December 31, 2022. There was no impact on the statement of cash flows for the year ended December 31, 2022, other than the amounts reported for net income (loss) and gain on financial instruments changing by the amounts described above within the Operating Activities section of the statement of cash flows.

Valuation inputs for Unlisted Warrants

The fair value of the Unlisted Warrants was determined using the Black-Scholes option pricing model and Level 2 fair value inputs as follows:

Valuation Inputs	Aris Unlisted Warrants
Expected volatility	51%
Liquidity discount	2%
Risk-free interest rate	3.88%
Expected life of warrants	1.0 year
Dividends yield	0%
d)Share Purchase Warrants – equity classified
The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated equity classified warrants during the year ended December 31, 2023:

	Units	Common shares issuable	Amount
As at December 31, 2021	9,338,965	6,488,712	10,252
Exercised (1)	(67,500)	(46,899)	(69)
Expired in the period	(2,046,500)	(1,421,908)	—
As at December 31, 2022	7,224,965	5,019,905	10,183
Exercised (2)	(281,500)	(195,586)	(475)
Expired	(2,795,090)	(1,942,029)	—
Balance at December 31, 2023	4,148,375	2,882,290	$9,708
(1)The exercise price per Gold X Warrant exercised averaged C$3.17.
(2)The exercise price per Gold X warrant exercised averaged C$2.14.

The table below summarizes information about the equity classified warrants issued and outstanding as at December 31, 2023:

	Warrants outstanding	Common shares issuable	Exercise price C$/common shares issuable
Gold X Warrants
June 12, 2024 (1)	934,250	649,116	$1.90
August 27, 2024 ⁽²⁾	3,214,125	2,233,174	$4.03
Balance at December 31, 2023	4,148,375	2,882,290	$3.55
(1)Subsequent to December 31, 2023, 66,250 warrants were exercised with an exercise price of C$1.90.
(2)Subsequent to December 31, 2023, 31,250 warrants were exercised with an exercise price of C$4.03.

Page | 38

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
e)Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis.

A summary of the change in the stock options outstanding during the periods ended December 31, 2023 and December 31, 2022 is as follows:

	Options outstanding	Weighted average exercise price (C$)
Balance at December 31, 2021	2,482,332	$4.49
Options granted	1,691,000	5.70
Replacement options for Aris Acquisition (Note 5)	3,615,912	4.36
Exercised (1)	(194,999)	2.55
Expired or cancelled	(880,739)	5.01
Balance at December 31, 2022	6,713,506	$4.71
Options granted	1,778,931	3.99
Exercised (2)	(528,241)	3.27
Expired or cancelled	(683,076)	5.11
Balance at December 31, 2023 (3)	7,281,120	$4.57
(1)The weighted average share price at the date stock options were exercised was C$5.45.
(2)The weighted average share price at the date stock options were exercised was C$4.10.
(3)Subsequent to December 31, 2023, 2,525,561 stock options with an exercise price of C$4.09 were granted by the Company, 88,287 stock options were exercised, and 508,190 stock options expired.

A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended December 31, 2023 and December 31, 2022, using the Black-Scholes option pricing model, is as follows:

	January 26, 2022	March 23, 2022(1)	April 1, 2022	June 1, 2022(1)	January 12, 2023	May 12, 2023	October 2, 2023
Total options issued	600,000	702,257	1,091,000	208,115	1,691,964	26,815	60,152
Market price of shares at grant date	C$5.45	C$3.80	C$5.84	C$3.72	C$4.03	C$3.40	C$3.09
Exercise price	C$5.45	C$3.80	C$5.84	C$3.72	C$4.03	C$3.40	C$3.09
Dividends expected	3.30%	Nil	3.29%	Nil	Nil	Nil	Nil
Expected volatility	55.33%	45.43%	54.49%	52.22%	58.36%	55.47%	46.95%
Risk-free interest rate	1.22%	3.74%	2.24%	3.74%	3.67%	3.50%	4.64%
Expected life of options	2.5 years	2.5 years	2.5 years	2.7 years	3.0 years	3.01 years	3.00 years
Vesting terms	2 years	2 years (2)	1 year	2 years (2)	2 years (2)	2 years (2)	2 years	(2)
(1)Number of units, market price and exercise price used in the Black-Scholes calculations have been adjusted for the Exchange Ratio.
(2)50% of the options vest one year after issue date, the remaining 50% vest two years after issue date.

Page | 39

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
The table below summarizes information about the stock options outstanding and the common shares issuable as at December 31, 2023:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)
April 1, 2024	179,700	179,700	0.25	$3.67
April 1, 2025	465,000	465,000	1.25	4.05
July 2, 2025	50,000	50,000	1.51	6.88
April 1, 2026	730,000	730,000	2.25	6.04
January 26, 2027	90,000	45,000	3.07	5.45
April 1, 2027	801,000	801,000	3.25	5.84
February 12, 2024	508,190	508,190	0.12	6.20
April 6, 2024	4,439	4,439	0.27	4.70
March 1, 2025	1,935,000	1,935,000	1.17	4.00
March 23, 2025	599,806	299,906	1.23	3.80
May 31, 2025	208,115	104,058	1.42	3.72
June 26, 2025	30,000	30,000	1.49	5.00
January 12, 2026	1,592,903	—	2.03	4.03
May 12, 2026	26,815	—	2.37	3.40
October 2, 2026	60,152	—	2.76	3.09
Balance at December 31, 2023	7,281,120	5,152,293	1.67	$4.57

f)DSUs

A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the year ended December 31, 2023 and the year ended December 31, 2022 is as follows:

	Units	Amount
Balance at December 31, 2021	705,880	$2,979
Granted and vested during the period	273,630	766
Paid	(879,368)	(2,291)
Replacement DSUs for Aris Gold Transaction (Note 5)	233,676	549
Change in fair value	—	(1,127)
Exchange difference	—	(50)
Balance at December 31, 2022	333,818	$826
Granted and vested during the period	241,223	649
Change in fair value	—	428
Balance at December 31, 2023⁽¹⁾	575,041	$1,903
(1)Subsequent to December 31, 2023, 108,219 DSUs were paid in cash upon vesting.
The DSU liability at December 31, 2023 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$4.43 ($3.35) (December 31, 2022 - C$3.40 ($2.51)) per share.
In connection with the Aris Gold Transaction (Note 5), the Company’s non-executive directors ceased to be directors on September 26, 2022. As a result, their unvested DSUs vested immediately, and the Company paid a total of $2.3 million in cash to the departing directors in settlement of a total of 879,368 DSUs.

Page | 40

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
g)PSUs
A summary of changes to the PSU liability, included in other long-term liabilities, during the year ended December 31, 2023 and the year ended December 31, 2022 is as follows:

	Units	Amount
Balance at December 31, 2021	378,613	$1,200
Unvested PSUs recognized in the period	191,433	605
Paid	(570,046)	(1,777)
Replacement PSUs for Aris Gold Transaction (Note 5)	706,286	557
Change in fair value	—	(293)
Balance at December 31, 2022	706,286	$292
Unvested PSUs recognized in the period	796,758	1,178
Vested PSUs recognized in the period	—	29
Paid	(30,325)	(47)
Change in fair value	—	1,352
Balance at December 31, 2023 ⁽¹⁾	1,472,719	$2,804
Less: current portion		(1,991)
Non-current portion as at December 31, 2023		$813
(1)Subsequent to December 31, 2023, 282,666 PSUs were paid in cash upon vesting and 915,319 PSUs that vest in approximately three years were granted by the Company.
In connection with the Aris Gold Transaction (Note 5), the Company’s former executives ceased to be executives on September 26, 2022. As a result, their unvested PSUs vested immediately, and the Company paid a total of $1.2 million in cash to the departing directors in settlement of a total of 436,197 PSUs.

h)Share-based compensation expense

	Year ended December 31,
	2023	2022
Stock-option expense	$1,475	$1,740
DSU expense	1,077	(362)
PSU expense	2,559	321
Total	$5,111	$1,699
Less: amount capitalized to E&E assets related to stock options	—	(284)
Total	$5,111	$1,415

Page | 41

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

13.    Share Capital (cont.)
i)Earnings (loss) per share

	December 31, 2023			December 31, 2022
				(Recast - Note 13c)
	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share
Basic EPS	136,735,317	$11,419	$0.08	108,162,090	$(4,858)	$(0.04)
Effect of dilutive stock-options	5,717	—		—	—
Effect of Convertible Debenture	—	—		3,789,474	(3,457)
Effect of dilutive warrants	321,471	—		4,889,630	(20,315)

Diluted EPS	137,062,505	$11,419	$0.08	116,841,194	$(28,630)	$(0.25)
Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.
The following table lists the number of warrants, stock options and Convertible Debenture which were excluded from the computation of diluted earnings per share. Instruments were excluded because either the instruments were not vested, the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS.

	Year ended December 31,
	2023	2022
		(Recast - Note 13c)
Stock options	6,893,305	5,314,711
Convertible Debenture	3,789,474	—
Warrants	43,224,654	46,217,034
Page | 42

Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

14. Income Taxes
A reconciliation between income tax expense and the product of the accounting net (loss) income before income taxes multiplied by the Company's domestic federal and provincial combined tax rate is provided below:

	Year ended December 31,
	2023	2022
		(Recast - Note 13c)
Income before income taxes	$58,826	$57,728
Canadian statutory income tax rate	27.0%	26.5%
Income tax expense at statutory rate	15,883	15,298
Increase (decrease) in income tax provision resulting from:
Differences in tax rates in foreign jurisdictions	11,461	14,918
Other non-deductible expenses	7,953	6,526
Non-taxable (gain) loss on financial instruments	1,709	2,952
Increase in unrecorded deferred tax asset	14,918	22,140
Withholding taxes	—	6,101
Tax impact of future tax rate differences	(576)	(23)
Changes in estimate	(2,799)	(2,296)
Change from equity accounting to consolidation of Aris Gold investment	—	(1,032)
Other	(1,142)	(1,998)
Income tax expense	$47,407	$62,586
Current income tax expense	$49,226	$67,029
Deferred income tax recovery	(1,819)	(4,443)
Income tax expense	$47,407	$62,586
A summary of the components of the recognized net deferred income tax assets (liabilities) is as follows:

	December 31, 2023	December 31, 2022
Deferred tax assets
Non-capital losses	$3,137	$550
Provisions	5,663	3,714
Other	2,168	2,458
Deferred tax liabilities
Mining interests, plant and equipment	(70,387)	(54,684)
Other	(945)	(293)
Total deferred tax liability	$(60,364)	$(48,255)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Deferred tax assets are recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.

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Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

14. Income Taxes (cont.)

A summary of the movement in net deferred tax liability is as follows:

	Year ended December 31,
	2023	2022
Balance at the beginning of the year	$48,255	$8,476
Recognized in net loss	(1,819)	(4,443)
Recognition of deferred tax liability on Aris Gold acquisition	—	49,840
Recognized in other comprehensive income (loss)	13,928	(5,618)
Balance at the end of the year	$60,364	$48,255

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	December 31, 2023	December 31, 2022
Non-capital losses	$149,927	$101,934
Financing fees	5,747	8,925
Investment in associates	21,407	12,000
Other	7,185	6,249
Total	$184,266	$129,108

At December 31, 2023 the Company has the following non-capital loss carry-forwards:

•Canada: $151.4 million (December 31, 2022 - $99.6 million), expiry between 2024 and 2043
•Colombia: $3.0 million (December 31, 2022 - $nil), expiry between 2024 and 2036.
•Guyana: $71.0 million (December 31, 2022 - $71.0 million), no expiry, and
•Switzerland: $6.3 million (December 31, 2022 - $4.4 million), expiry between 2024 and 2030.

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Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

15.    Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)Financial instrument risk
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, taxes payable, and note payable approximate their carrying values due to their short-term nature.

The Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes has been estimated using the trading value of the bonds on the Singapore exchange which indicate a fair value of $236.0 million (carrying amount - $292.5 million).

Financial liabilities measured at FVTPL on a recurring basis include the warrant derivative liabilities, the DSU payable, PSU payable, the Convertible Debenture and gold notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	December 31, 2023		December 31, 2022
	Level 1	Level 2	Level 1	Level 2
				(Recast - Note 13c)
Gold Notes (Note 10b)	—	$63,310	—	$67,145
Warrant liabilities (Note 13c)	26,053	553	20,840	954
DSU and PSU liabilities (Note 9)	1,903	2,804	826	293
Investments and other assets (Note 7c)	4,254	5,505	—	412
Convertible Debentures (Note 10c)	—	13,913	—	13,182
Total	$32,210	$86,085	$21,666	$81,986

At December 31, 2023, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)Credit risk

	December 31, 2023	December 31, 2022
Trade	$3,505	$13,576
VAT receivable	40,045	30,489
Tax recoverable	4,503	1,783
Other, net of allowance for doubtful accounts	1,386	2,814
Total	$49,439	$48,662

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. As at December 31, 2023, the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months.
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Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

15.    Financial Risk Management (cont.)
Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to international customers from whom it receives 97.0% - 99.5% of the sales proceeds in the case of gold and silver, and 90% of sales proceeds in the case of concentrates, shortly after delivery of its production to an agreed upon transfer point in Colombia. The balance is received within a short settlement period thereafter, once final metal content has been agreed between the Company and the customer.
c)Liquidity risk
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2023. The Company’s undiscounted commitments at December 31, 2023 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$75,633	$—	$—	$—	$75,633
Reclamation and closure costs	2,235	2,046	6,255	22,958	33,494
Lease payments	2,369	2,266	498	908	6,041
Gold Notes	24,357	48,036	15,516	—	87,909
Senior unsecured notes	20,625	333,115	—	—	353,740
Convertible Debentures	13,864	—	—	—	13,864
Other contractual commitments	1,500	—	—	55,400	56,900
Total	$140,583	$385,463	$22,269	$79,266	$627,581
Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato and Toroparu Project is subject to the terms of the PMPA with WPMI. Refer to Note 12 for details on the obligations to WPMI.
d)Foreign currency risk
The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:
•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the consolidated statement of income (loss).
The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2023 and 2022, the Company did not utilize derivative financial instruments to manage this risk.
The following table summarizes the Company’s net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollar (in US dollar equivalents) as of December 31, 2023 and December 31, 2022, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	December 31, 2023	Impact of a 10% Change	December 31, 2022	Impact of a 10% Change
Canadian Dollars (C$)	(15,664)	(1,425)	(26,383)	(2,638)
Colombian Peso (COP)	11,301	1,027	(19,257)	(1,926)
Guyanese Dollar (GYD)	100	9	(2,498)	(250)

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Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

15.    Financial Risk Management (cont.)
e)Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.
In the first quarter of 2022, the Company entered into a price protection program on 35,000 ounces of future gold production through zero cost collars, spread equally over the period from February 2022 through August 2022. The floor price of the gold collars varied with a range between $1,775 per ounce to $1,850 per ounce (a weighted average of $1,789 per ounce) and the ceiling price of the gold collars varied with a range between $1,875 per ounce to $1,950 per ounce (a weighted average of $1,889 per ounce). The gold collars were European-style put and call options that are settled in cash as they expire at the end of each month. During the year ended December 31, 2022, call options on 15,000 ounces of gold were exercised by the option holder and put options on 10,000 ounces of gold were exercised by the Company. A net gain on commodity hedging contracts of $0.3 million was recorded (Note 19).
The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 10b). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
•the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
•the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.
As at December 31, 2023, the Company had no outstanding commodity hedging contracts in place.

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Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

16.    Revenue

	Year ended December 31,
	2023	2022
Gold in dore	$433,987	$392,622
Silver in dore	5,115	5,164
Metals In concentrate	8,572	2,177
Total	$447,674	$399,963
17.    Cost of Sales

	Year ended December 31,
	2023	2022
Production costs	$245,021	$182,868
Royalties	16,745	12,955
Total	$261,766	$195,823

18.    Interest and Accretion

	Year ended December 31,
	2023	2022
Interest expense	$23,955	$23,854
Financing income (fees)	(76)	188
Accretion of Senior Notes (Note 10a)	2,501	2,311
Accretion of lease obligations	429	602
Accretion of provisions (Note 11)	2,347	1,333
Total	$29,156	$28,288
19. Gain (loss) on Financial Instruments

	Year ended December 31,
	2023	2022
		(Recast - Note 13c)
Financial Assets
Aris Gold Warrants (Note 7)	$—	$(4,202)
Aris Gold Notes (Note 7a)	—	(115)
Investment in Denarius (Note 7c)	2,662	(5,050)
Western Atlas Warrants (Note 7d)	—	(14)
Embedded derivative asset in Senior Notes (Note 10a)	—	(996)
Other gain (loss) on financial instruments	(1)	922
	2,661	(9,455)

Financial Liabilities
Gold Notes (Note 10b)	(8,950)	910
Convertible Debentures (Note 10c)	(1,032)	4,552
Unlisted Warrants (Note 13c)	401	5,926
Listed Warrants (Note 13c)	(6,158)	11,436
	(15,739)	22,824
Total	$(13,078)	$13,369

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Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)

20.    Changes in non-cash Operating Working Capital Items

	Year ended December 31,
	2023	2022
Accounts receivable	$7,145	$(15,511)
Inventories	(6,079)	(4,084)
Prepaid expenses and deposits	(1,310)	399
Accounts payable and accrued liabilities	(7,675)	(2,403)
Total	$(7,919)	$(21,599)
21.    Related Party Transactions
Key management personnel compensation

	Year ended December 31,
	2023	2022
Short-term employee benefits	$4,020	$6,360
Termination benefits	—	15,902
Share-based compensation	3,044	639
Total	$7,064	$22,901

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

22. Capital Management

The Company’s objectives when managing capital are to safeguard the entity’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support any expansionary plants, maintain sufficient capital for potential investment opportunities and to pursue generative acquisition opportunities. The Company intends to finance potential acquisitions with a prudent combination of equity, debt and other forms of financing. In the management of capital, the Company includes the components of equity, and loan facilities, net of cash. Capital, as defined above, is summarized in the following table:

	2023	2022
		(Recast - Note 13c)
Equity	$624,655	$495,895
Long-term debt	377,831	378,434
	1,002,486	874,329
Less: Cash	(194,622)	(299,461)
Total	$807,864	$574,868
The Company manages its capital structure and makes adjustments to it in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

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Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
23. Segment Disclosures

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Segovia Operations and Marmato Mine in Colombia, its Toroparu Project in Guyana, its Soto Norte Project in Colombia and its corporate functions in Canada and Panama as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total
Year ended Dec 31, 2023
Revenue	$403,105	$44,569	$—	$—	$—	$447,674
Cost of sales	(214,169)	(47,597)	—	—	—	(261,766)
Segment net income (loss)	77,188	(3,263)	—	2,650	(65,156)	11,419
Capital expenditures	55,958	41,705	15,173	—	253	113,089
Year ended 12/31/2022 (Recast - Note 13c)
Revenue	$391,678	$8,285	—	—	—	$399,963
Cost of sales	(186,653)	(9,170)	—	—	—	(195,823)
Segment net income (loss)	110,349	(2,154)	—	(2,179)	(110,874)	(4,858)
Capital expenditures	51,670	6,336	57,178	—	161	115,345
As at Dec 31, 2023
Total assets	$311,680	$367,188	$348,397	$108,527	$217,079	$1,352,871
Total liabilities	(90,953)	(133,061)	(86,174)	—	(418,028)	(728,216)
As at 12/31/2022 (Recast - Note 13c)
Total assets	$222,356	$248,221	$334,456	$100,772	$336,315	$1,242,120
Total liabilities	(70,116)	(120,725)	(88,749)	(52,006)	(414,629)	(746,225)
(1)Included in segment net income (loss) are total employee benefits costs of $61.2 million (2022 - $55.2 million).
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